Via Electronic Transmission and Overnight Mail

May 7, 2008

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth St. NW

Washington, D.C. 20549

Re:	Potlatch Corporation

Form 10-K for year ended December 31, 2007

Filed February 20, 2008

File No. 001-32729

Dear Mr. Gordon:

On behalf of Potlatch Corporation (“Potlatch”), this letter responds to comments on the above-referenced Form 10-K received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated April 22, 2008. Set forth below are Potlatch’s responses to the Staff’s comments.

10-K for the year ended December 31, 2007

Note 5, Timber, Timberlands and Related Deposits, page 58

1.	Please tell us how you considered Rule 3-05 and Rule 3-14 of Regulation S-X in connection with your acquisitions of timberlands during 2007. If the tracts of timber had previously been harvested then Rule 3-05 would apply. If the tracts of timber had previously been leased and you were intending on leasing these tracts of timber then Rule 3-14 might apply. Also, provide us with the significance tests if necessary.

We have concluded that financial statements are not required under Rule 3-05 of Regulation S-X with respect to the two acquisitions of timberlands in 2007 referred to in our Form 10-K. This conclusion is based on our determinations that (i) neither acquisition meets the conditions specified in the definition of “significant subsidiary” at the 20% level, and (ii) neither of these timberland transactions involved the acquisition of a “business” under the guidance set forth in Rule 11-01(d).

We are a real estate investment trust focused on the ownership and management of timberlands. In 2007, we entered into or completed two relatively large timberland acquisitions. In January 2007, we completed an acquisition of approximately 76,000 acres of timberland in Wisconsin for $64.5 million. In September 2007, we agreed to purchase 179,000 acres of timberland in Idaho for $215.0 million, with a closing of a portion of the properties in 2007 and the remaining properties in January 2008. In both cases, Potlatch acquired the timberland assets directly; it did not acquire a separate entity or division. Further, the two acquisitions did not involve related businesses within the meaning of Rule 3-05(a)(3); the sellers were not under common control or management and the two acquisitions were not conditioned on each other or on a single common event.

The transactions do not meet the applicable significance tests.

Even if we assume that these transactions involve the acquisition of businesses, neither of them meets the conditions specified in the definition of “significant subsidiary” at the 20% level as required by Rule 3-05(b)(2)(i). Potlatch’s total assets at December 31, 2006, were approximately $1.46 billion, so its investment represented by each of these acquisitions was well under 20% of total assets. Potlatch’s earnings from continuing operations were approximately $108 million in 2006. While we do not possess audited financial statements for the timberland businesses of the former owners, based on the financial information in our possession and our knowledge of these properties and the market generally, we can represent that neither business generated income that would approach 20% of Potlatch’s earnings from continuing operations for 2006. We also note that the aggregate impact of individually insignificant timberland acquisitions in 2007 did not exceed any of the significance conditions at the 50% level.

The transactions do not involve the acquisition of a business.

We view each of these transactions as acquisitions of discrete assets (i.e., timberland), rather than a forestry business that involves the assets necessary for timberland development, management, harvesting and sales. We did not hire any management, administrative or other business support personnel of either of the sellers. We did hire from each seller a single forester previously employed by such seller. In both transactions we did not acquire significant personal property assets, such as logging equipment, vehicles or computers. In addition, we assumed a very limited set of the sellers’ contractual obligations. In the Idaho acquisition, we assumed some grazing leases, quarry leases and short-term logging contracts that related to the acquired properties and an office lease for which we have no use and are in the process of subletting. We did not assume any significant vendor agreements or customer/log sale agreements in either transaction. We did not use historical operating information in connection with our decision to make these acquisitions. We judged the value of these properties on the basis of the volumes and species of timber on the properties, as well as their potential for higher and better use (“HBU”) applications such as recreational property.

The acquired Wisconsin and Idaho timberlands have been integrated into Potlatch’s 1.7 million acre timberland base for future planting, growing, harvesting and selling. Essentially all aspects of the business of operating the acquired timberlands are being performed by Potlatch without the benefit of people or assets (other than the timberlands themselves) held by the former owners. Further, we are in the process of evaluating the possibility of selling portions of the acquired properties for HBU applications consistent with our overall stratification efforts to capitalize on such opportunities.

Rule 3-05 refers to the guidance in Rule 11-01(d) with respect to whether a business has been acquired. That guidance focuses on whether the transaction involves the fundamental elements of an operating business, rather than components of a business, such that prior financial information is material to an understanding of future operations. Subsection (2) of paragraph (d) lists a variety of attributes of a business that are to be considered in evaluating whether what is acquired is a business. These attributes include physical facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques or trade names. Potlatch did not acquire any of these components, although some, such as physical facilities, would not be relevant to a forestry business.

Our due diligence process in connection with these acquisitions is consistent with the position that we did not acquire a business. In a typical acquisition of a business, a buyer relies heavily on accuracy of the financial statements of an acquired business. Such information was not material to our decision-making because we did not plan to make use of any aspects of the prior businesses other than the timberlands themselves. Further, we also note that our plan to sell parts of the acquired property for HBU purposes may mean that the revenue-generating activity of the acquired property will be materially different than what it was prior to the acquisition, further undercutting the materiality of any historical financial statements.

Rule 3-14 is inapplicable.

With regard to Rule 3-14, we have no current plans to lease the acquired timberland other than continuation of grazing and quarry leases that affect minimal portions of the Idaho properties and, accordingly, we do not believe that rule is applicable.

As requested by the Staff, we acknowledge that:

•	Potlatch is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Potlatch’s Form 10-K; and

•	Potlatch may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning our response to the comments received from the staff may be directed to me at (509) 835-1577. Comments may also be sent to my attention via facsimile to (509) 835-1560.

Sincerely,

/s/ Michael J. Covey
Michael J. Covey
Chief Executive Officer
Potlatch Corporation